Exhibit 99.1

IGI Announces Expiration and Results of the Offer to Purchase and Consent Solicitation Relating to its Warrants

HAMILTON, Bermuda, September 19, 2023 — International General Insurance Holdings Ltd. (“IGI” or the “Company”) (Nasdaq: IGIC) today announced that it has successfully completed a tender process with regard to its offer to purchase (the “Offer”) all of its outstanding public warrants and private warrants (collectively, the “Warrants”) to purchase its common shares, par value $0.01 per share, at a purchase price of $0.95 per Warrant in cash, without interest. The successfully completed tender process, when combined with the contemplated redemption of untendered public warrants, will lead to a simplified capital structure with no Warrants.

Tender Process Details

IGI’s offer to purchase (a) 12,750,000 publicly traded warrants to purchase IGI’s common shares which were publicly issued and sold as part of the units in the initial public offering of Tiberius Acquisition Corporation on March 20, 2018 (the “Tiberius IPO”), and assumed by the Company on March 17, 2020, and which entitle such warrant holders to purchase one of IGI’s common shares at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (b) 4,500,000 warrants to purchase IGI’s common shares which were privately issued and sold in connection with the Tiberius IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended, and assumed by the Company on March 17, 2020, and which entitle such warrant holders to purchase one of IGI’s common shares at an exercise price of $11.50, subject to adjustments (the “Private Warrants”), expired at 12:00 midnight, Eastern Time, at the end of the day on September 18, 2023 (the “Expiration Date”).

IGI has been advised that, as of the Expiration Date, (i) 12,052,030 Public Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 95% of the outstanding Public Warrants and (ii) 4,500,000 Private Warrants had been validly tendered and not validly withdrawn from the Offer, representing 100% of the outstanding Private Warrants, which cumulatively comprised approximately 96% of all outstanding Warrants. Pursuant to the terms of the Offer, the Company expects to pay an aggregate of $15.7 million in cash in exchange for such Warrants. Such payment will be made promptly. Holders of Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation will receive $0.95 per share for each Warrant tendered by the holder and exchanged pursuant to the Offer. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before September 22, 2023 (the “Settlement”).

IGI also solicited consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated March 15, 2018, by and between Tiberius Acquisition Corporation (“Tiberius”) and Continental Stock Transfer & Trust Company (“Continental”), as amended by Amendment No. 1 to the Warrant Agreement, dated March 17, 2020, by and among IGI, Tiberius and Continental (as amended, the “Warrant Agreement”), which governs all of the Warrants, to permit IGI to redeem each outstanding Warrant not tendered in the Offer for $0.86 in cash, without interest, which is 10% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment required the consent of holders of at least 65% of the then outstanding Public Warrants.

As of the Expiration Date, parties representing approximately 95% of the outstanding Public Warrants consented to the Warrant Amendment in the Consent Solicitation. Accordingly, because holders of more than 65% of the outstanding Public Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, the Warrant Amendment was adopted. The Warrant Amendment was executed and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to redeem all remaining Public Warrants not tendered in the Offer in exchange for $0.86 per Warrant (unless exercised prior to the redemption date), and has fixed October 4, 2023 as the redemption date, following which no Warrants will remain outstanding (the “Post-Offer Exchange”).

The Offer and Consent Solicitation were made pursuant to an Offer to Purchase initially dated July 28, 2023, and Schedule TO, initially dated July 28, 2023, each as amended and supplemented from time to time, and each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth in the terms and conditions of the Offer and Consent Solicitation.

The Company’s common shares and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “IGIC” and “IGICW,” respectively.

BofA Securities was the dealer manager for the Offer and Consent Solicitation. Morrow Sodali Global LLC (“Morrow Sodali”) was the information agent for the Offer and Consent Solicitation, and Continental was the Depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Morrow Sodali at (800) 662-5200 (toll free).

Disclaimer

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation were made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995, including statements about the effects of the Offer and Consent Solicitation on our capital structure and the consummation of the Settlement and the Post-Offer Exchange. The expectations, estimates, and projections of IGI may differ from actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including our ability to consummate the Settlement and Post-Offer Exchange; our ability to recognize the anticipated benefits of the Offer and Consent Solicitation; changes in applicable laws or regulations, including those that pertain to tender offers; and the possibility that we may be adversely affected by legal and regulatory developments and general market, political, economic and business conditions. Most of these factors are outside of the control of IGI and are difficult to predict. Other factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares on Nasdaq; (8) the failure to realize the anticipated benefits of the acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing
T: +96265662082 Ext. 407
M: +962770415540
Email: aaida.abujaber@iginsure.com

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